Filed Pursuant to Rule 433
Registration No. 333-147627
January 23, 2008
Free Writing Prospectus
(To Prospectus issued January 15, 2008)
SOLARFUN POWER HOLDINGS CO., LTD.
AMERICAN DEPOSITARY SHARES
FINAL PRICING TERMS

Issuer:	Solarfun Power Holdings Co., Ltd.
NASDAQ Symbol:	SOLF
Securities Offered:	7,843,140 American Depositary Shares (“ADSs”) representing 39,215,700 ordinary shares of the issuer.
Over-allotment Option:	1,176,471 ADSs representing 5,882,355 ordinary shares of the issuer.
Price to Public:	$15.00 per ADS
NASDAQ Closing Price on January 23, 2008:	$16.81 per ADS
Trade Date:	January 23, 2008
Settlement Date:	January 29, 2008
Underwriter:	Morgan Stanley & Co. Incorporated
Ordinary Shares Outstanding Following this Offering:	281,170,444 ordinary shares (including 39,215,700 ordinary shares represented by the ADSs in this offering) (or 287,052,799 ordinary shares (including 45,098,055 ordinary shares represented by the ADSs in this offering) if the underwriter exercises its option in full).
Directed ADSs:	At the issuer’s request, the underwriter has reserved for sale, at the price to public, 1,000,000 ADSs for Good Energies II LP, an affiliate of the issuer. The number of ADSs available for sale to the general public will be reduced by the number of ADSs reserved for Good Energies II LP.
Concurrent Offering:	Concurrently with this offering of ADSs, the issuer is offering, by means of a separate private placement, US$150,000,000 aggregate principal amount of its 3.50% Convertible Senior Notes due January 15, 2018 (the “convertible notes”) (or US$172,500,000 aggregate principal amount of convertible notes if the initial purchasers exercise their option to purchase additional convertible notes in full).

The net proceeds from the sale of the convertible notes, offered concurrently with this offering, will be approximately US$144.5 million after deducting the initial purchasers’ discount and estimated offering expenses. If the initial purchasers exercise in full their option to acquire additional convertible notes, the net proceeds will be approximately US$168.8 million.

The delivery of the ADSs is contingent upon the closing of the concurrent offering of the convertible notes, and the closing of the offering of the convertible notes is contingent upon the delivery by the issuer of the ADSs.

Use of Proceeds:	The issuer will not receive any proceeds from the sale of the ADSs in this offering. An affiliate of the underwriter will receive all the proceeds from the sale of the ADSs. Such affiliate has informed the issuer that it intends to use the short position created by the repurchase provisions of a share issuance and repurchase agreement dated January 23, 2008 and the concurrent sale of the ADSs by means of this offering to facilitate transactions by which investors in the issuer’s convertible notes may hedge their investments through privately negotiated transactions.

The share issuance and repurchase agreement will terminate on February 15, 2018, or, if earlier, the date as of which the issuer terminates such agreement at any time after the entire principal amount of the convertible notes ceases to be outstanding as a result of conversion, repurchase, cancellation or redemption, or earlier in certain circumstances.
Offering Expenses:	The expenses of this offering and the concurrent private placement of the convertible notes are estimated to be US$1,525,320 (excluding underwriting discounts and commissions payable in connection with the concurrent private placement of the convertible notes), including SEC registration fees of US$4,820, Financial Industry Regulatory Authority filing fees of US$15,500, printing expenses of approximately US$275,000, legal fees of approximately US$850,000, accounting fees of approximately US$200,000, and travel and other out-of-pocket expenses of approximately US$180,000.
Capitalization:
The following table sets forth the issuer’s capitalization, as of September 30, 2007, on an actual basis and on an adjusted basis to reflect the sale of the ADSs pursuant to the share issuance and repurchase agreement (assuming the underwriter does not exercise its option to purchase additional ADSs) and the sale of the issuer’s convertible notes (assuming the initial purchasers do not exercise their option to purchase additional convertible notes).

	As of September 30, 2007
			As	As
	Actual	Actual	Adjusted	Adjusted
	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Long-term borrowings.	7,000	934	1,089,708	145,434
Mezzanine equity
Redeemable ordinary shares, US$0.0001 par value, 39,215,700 shares issued and outstanding			29	4
Shareholders’ equity
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized; and 240,024,754 shares issued and outstanding (1)	193	25	193	25
Additional paid-in capital	1,581,294	211,042	1,581,294	211,042
Statutory reserve	28,309	3,779	28,309	3,779
Retained earnings	165,782	22,125	165,782	22,125
Total shareholders’ equity	1,775,578	236,971	1,775,578	236,971
Total capitalization	1,782,578	237,905	2,865,325	382,409

(1)	Excludes 10,799,685 ordinary shares reserved for future issuance under the issuer’s 2006 equity incentive plan.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by contacting Morgan Stanley & Co. Incorporated, 180 Varick, Street, New York, New York 10014; Attention: Prospectus Department or by e-mail at prospectus@morganstanley.com.
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